March 30, 2011

CONSENT OF ENGINEERS

Reference is made to the Annual Information Form to be included in the Annual Report on Form 40-F (collectively, the “40-F”) of Nevsun Resources Ltd. to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

The undersigned hereby consent to (i) the references to each of their names in the 40-F as having prepared the report entitled  “Nevsun Resources Limited, Bisha Polymetallic Operation Eritrea, Africa, NI 43-101 Technical Report”  dated 01 January 2011, revised 29 March 2011, and (ii) to the use of the report in the 40-F.

/s/ David Thomas Name: David Thomas, P.Geo. Title: Principal Geologist, AMEC Americas Limited, Vancouver	/s/ Jay Melnyk Name: Jay Melnyk, P.Eng. Title: Principal Mining Engineer AMEC Americas Limited, Vancouver
/s/ Alexandra Kozak Name: Alexandra Kozak, P.Eng. Title: Manager, Process Engineering AMEC Americas Limited, Vancouver	/s/ V. Khera Name: Vikram Khera, P. Eng. Title: Financial Analyst AMEC Americas Limited, Vancouver
On behalf of AMEC Americas Limited _/s/ G. Oryall______ Name: Greg Oryall, P. Eng. Title: VP Business Development and Strategy AMEC Americas Limited, Vancouver